North Square Investments Trust
10 South LaSalle Street, Suite 1925
Chicago, Illinois 60603

Compass Distributors, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101

March 18, 2021

Mr. Ryan Sutcliffe
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	North Square Investments Trust
Registration Statement on Form N-14
File No. 333-252522
Request for Acceleration

Dear Mr. Sutcliffe:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant requests acceleration of the effective date of Pre-Effective Amendment No. 3 to its Registration Statement on Form N-14 (the “Amendment”), so that the Amendment is declared effective on March 18, 2021, or as soon as practicable thereafter.  The Amendment relates to the issuance of shares of beneficial interest in connection with the reorganizations of Stadion Tactical Defensive Fund, Stadion Tactical Growth Fund and Stadion Trilogy Alternative Return Fund, each a series of Stadion Investment Trust, into North Square Tactical Defensive Fund, North Square Tactical Growth Fund and North Square Trilogy Alternative Return Fund, respectively, each a series of the Registrant.

It is our understanding that you previously discussed the possible acceleration of the Amendment with Robert M. Kurucza of Seward & Kissel LLP. We request that we be notified of such effectiveness by a telephone call to Mr. Kurucza at (202) 661-7195, and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Alan E. Molotsky	/s/ Mark A. Fairbanks
Name: Alan E. Molotsky	Name: Mark A. Fairbanks
Title: Treasurer	Title: Vice President
North Square Investments Trust	Compass Distributors, LLC